FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 31, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 31 July 2023

NatWest Group plc
Appointment of Paul Thwaite as CEO

On 26 July 2023, the Board of Directors of NatWest Group plc ('NWG') announced that Paul Thwaite has been appointed as the Group Chief Executive for an initial period of 12 months subject to regulatory approval, with effect from 25 July 2023.

Paul has also been appointed as Chief Executive of NatWest Holdings Limited, The Royal Bank of Scotland plc and National Westminster Bank Plc, with effect from 25 July 2023.

Paul holds a number of Financial Services advisory and non-exective roles and is a member of the Whitehall Industry Group and the UK Government's Business Finance Council.  He previously served as a director of Motability Operations Group plc from 30 September 2016 to 1 March 2021.

There are no further matters requiring disclosure under Listing Rule 9.6.13.

For Further Information Contact:
NatWest Group Investor Relations:
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90
NatWest Holdings Limited	213800GDQMMREYFLQ454
National Westminster Bank Plc	213800IBT39XQ9C4CP71
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10

Date: 31 July 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary